November 24, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the oral comment received on November 10, 2020 (the “Oral Comment”) to the Issuer’s Offering Statement on Form 1-A filed on July 21, 2020, as previously amended (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the Third Amendment of the Offering Statement (the “Third Amendment”) for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, the Staff’s Oral Comment is reproduced below in bold and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Third Amendment, along with two redlines marked against the Second Amendment of the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
November 24, 2020

1.
We noted your prior response to comment 1 and our phone conversation thereon. Please revise your Offering Circular to reconcile the inconsistencies between our phone call, your prior response, and the current disclosure. For example, your disclosure should include greater detail about how underwriting will work, the independent structure of your investment committee, the investment criteria (ie., credit characteristics) and what makes you separate and distinct from the Sponsored Funds. In this regard, your disclosure should address the priority of payment, interest rates and the relevant risks as compared to the Sponsored Funds.

Issuer’s Response:

In response to the Staff’s oral comment, the Issuer has revised its disclosure related to the Company’s investment policies to provide greater detail as requested by the Staff. Please see the Issuer’s disclosure beginning on page 34 of the Third Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Oral Comment received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours, /s/ T. Rhys James T. Rhys James, Esq.

cc:
Gary Bechtel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)